SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)*

MERISEL, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

589849108

(CUSIP number)

Robert Keppler
Saints Capital VI, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
(415) 773-2080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 5 Pages)
________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 589849108	13D/A	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS Saints Capital VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 589849108	13D/A	Page 3 of 5 pages

1.	NAMES OF REPORTING PERSONS Saints Capital VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 589849108	13D/A	Page 4 of 5 pages

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 2011 (the “Schedule 13D”) with respect to the shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Merisel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.                      Purpose of Transaction.

On May 1, 2011, SCLP entered into a Subscription Agreement with Saints Capital Granite, L.P., pursuant to which SCLP contributed to Saints Capital Granite, L.P. (i) the Shares, and (ii) 140,000 shares of Series A Preferred Stock, par value $0.01, of the Issuer ((i) and (ii), together, the “Securities”).  The closing of the disposition of the Securities by SCLP (the “Closing”) occurred on May 11, 2011.

The Closing resulted in the (i) disposition by the Reporting Persons of their ownership of, and all voting and investment power in respect of, the Securities and (ii) acquisition by Saints Capital Granite, L.P. of ownership of, and all voting and investment power in respect of, the Securities.  As a result of the Closing and as of the date thereof, the Reporting Persons ceased to beneficially own any issued and outstanding Securities of the Issuer.

ITEM 5.                      Interest in Securities of the Issuer.

  (c) Except for the transactions described herein, the Reporting Persons have not effected any transactions in the class of securities reported herein during the past 60 days.

(e) On May 11, 2011, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 589849108	13D/A	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 20th day of May, 2011.

SAINTS CAPITAL VI, L.P.

By: SAINTS CAPITAL VI, LLC
Its: General Partner

By: /s/ Kenneth B. Sawyer

Name: Kenneth B. Sawyer

Title: Managing Member

SAINTS CAPITAL VI, LLC

By: /s/ Kenneth B. Sawyer

Name: /s/ Kenneth B. Sawyer

Title: Managing Member